July 1, 2016

JPMorgan Trust II

270 Park Avenue

New York, NY 10017

Dear Sirs:

J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse each Fund listed on Schedule A. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include acquired fund fees and expenses, dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to litigation and potential litigation, and extraordinary expenses not incurred in the ordinary course of the Funds’ business.

In addition, the Variable NAV Funds (as identified on Schedule A) may invest in one or more money market funds advised by the J.P. Morgan Investment Management Inc. or its affiliates (“affiliated money market funds”). The JPMorgan Service Providers as a Variable NAV Fund’s adviser, shareholder servicing agent and/or administrator hereby contractually agree to waive fees and/or reimburse expenses in an amount sufficient to offset the respective net fees each collects from the affiliated money market funds on such Variable NAV Fund’s investment in such money market funds.

The JPMorgan Service Providers understand and intend that the Funds will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing the Funds’ expenses for purposes of calculating net asset value and for other purposes, and expressly permit the Funds to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

Very truly yours,

J.P. Morgan Investment Management Inc. JPMorgan Distribution Services, Inc.

By:

Accepted by: JPMorgan Trust II

By:

[1]	In calculating the interest expense on short sales for purposes of this exclusion, the Fund will recognize economic elements of interest costs, including premium and discount adjustments.

JPMTII Fee Waiver Agreement

Page II

SCHEDULE A

Variable NAV Funds1

FUND NAME	Class A	Class C	Select Class	Class R2	Class R5	Class R6 (formerly Ultra)	Institutional
JPMorgan Core Bond Fund	0.75%	1.40%	0.58%	1.00%	0.45%	0.35%
JPMorgan Core Plus Bond Fund[2]	0.75%	1.40%	0.46%	1.15%		0.40%	0.49%
JPMorgan Government Bond Fund	0.75%	1.48%	0.48%	1.00%		0.50%
JPMorgan High Yield Fund	1.00%	1.55%	0.80%	1.30%	0.75%	0.70%
JPMorgan Limited Duration Bond Fund	0.70%	1.20%	0.45%			0.25%
JPMorgan Mortgage-Backed Securities Fund	0.65%	1.15%	0.40%			0.25%
JPMorgan Municipal Income Fund	0.82%	1.39%	0.57%
JPMorgan Ohio Municipal Bond Fund	0.88%	1.53%	0.63%
JPMorgan Short Duration Bond Fund	0.80%	1.30%	0.55%			0.30%
JPMorgan Short-Intermediate Municipal Bond Fund	0.75%	1.25%	0.50%				0.25%
JPMorgan Tax Free Bond Fund	0.67%	1.36%	0.50%
JPMorgan Treasury & Agency Fund	0.70%	1.20%	0.45%

Money Market Funds1

FUND NAME	Capital	Institutional	Agency	Premier	Investor	Morgan	Reserve	Class C	Service	E*TRADE	Direct	Eagle
JPMorgan Liquid Assets Money Market Fund	0.18%	0.21%	0.26%	0.45%	0.51%	0.59%	0.70%	0.97%	1.05%	1.00%
JPMorgan Municipal Money Market Fund		0.21%	0.26%	0.45%		0.59%	0.70%		1.05%	1.00%		0.70%
JPMorgan U.S. Government Money Market Fund	0.18%	0.21%	0.26%	0.45%	0.51%	0.59%	0.70%		1.05%	1.00%	0.30%	0.70%
JPMorgan U.S. Treasury Plus Money Market Fund	0.18%	0.21%	0.26%	0.45%	0.51%	0.59%	0.70%	0.97%	1.05%		0.30%	0.70%

1	Except as otherwise noted, expense limitation is in place until at least 6/30/17.
2	Expense limitation is in place until at least 1/5/18.